SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file numbers: 0-23876 and 1-03439

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT PACKAGING CORPORATION SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

(Full title of the plans)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

Financial Statements and Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

(Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

Years Ended December 31, 2002

Smurfit-Stone Container Corporation Savings Plan

Financial Statements

and Supplemental Schedules

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

St. Louis, Missouri

May 16, 2003

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$582,727,200	$634,906,492
Guaranteed investment contracts, at contract value	45,957,984	48,031,824
Cash	123,514	33,412
Employee contribution receivable	1,054,392	8,079
Employer contribution receivable	1,108,306	1,058,413

Net assets available for benefits	$630,971,396	$684,038,220

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Contributions:
Employees	$37,990,261	$37,228,965
Employer	16,163,061	15,979,652
Net investment income:
Interest on guaranteed group annuity contracts	2,561,506	2,902,490
Interest and dividend income	12,833,515	16,579,901
Transfer of participant accounts from affiliated plans	1,505,234	39,721,319

Total additions	71,053,577	112,412,327
Net realized and unrealized depreciation of investments	(68,798,141)	(37,236,204)
Withdrawals by participants	(55,266,210)	(63,527,100)
Administrative expenses	(56,050)	(87,010)

Net (decrease) increase in net assets available for benefits	(53,066,824)	11,562,013
Net assets available for benefits, beginning of year	684,038,220	672,476,207

Net assets available for benefits, end of year	$630,971,396	$684,038,220

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Jefferson Smurfit Corporation (U.S.) (the Company or JSC (U.S.)) is the Plan’s sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 20% of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis with a combined limit up to 40%. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employer contributions are made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. In 2002, approximately $256,400 of forfeitures was used to offset the employer contribution. At

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

December 31, 2002, the Company had approximately $254,700 in forfeitures which will be used to offset future employer contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any directed employee contributions are invested in the SSCC Common Stock Fund. Certain employees have a portion of their investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund. Prior to September 2002, certain participants also held shares of Jefferson Smurfit Group plc (JS Group) common stock.

In September 2002, JS Group distributed to its stockholders substantially all of its 71.6 million shares of SSCC common stock, which represented approximately 29% of the outstanding SSCC common stock. In addition, JS Group went private, necessitating the purchase of all of its outstanding shares. All shares, including those in the Plan, were purchased for $2.15 per share. All proceeds were used to purchase SSCC shares at the date of the transaction.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Smurfit–Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Smurfit–Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2002	2001
SSCC Common Stock Fund (8,157,222 and 6,728,137 shares of common stock)	$125,539,647	$107,448,347
Exxon Mobil Corporation Common Stock Fund (2,017,893 and 2,199,495 shares of common stock)	70,505,181	86,440,148
T. Rowe Price Frozen Fixed Income Fund (45,957,984 and 48,031,824 shares of mutual fund)	45,957,984	48,031,824
T. Rowe Price Equity Income Fund (4,988,020 and 5,005,538 shares of mutual fund)	98,712,907	118,380,966
T. Rowe Price Personal Strategy Balanced Fund (3,160,538 and 3,164,165 shares of mutual fund)	42,888,497	47,747,248
T. Rowe Price Blended Stable Value Fund (81,583,275 and 70,673,223 shares of mutual fund)	81,583,275	70,673,223
T. Rowe Price Blue Chip Growth Fund (2,203,526 and 2,229,776 shares of mutual fund)	48,367,389	64,596,616

Smurfit–Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $68,798,141 and $37,236,204, respectively, as follows:

	2002	2001
Mutual funds	$(63,368,945)	$(35,055,314)
Common stock	(5,429,196)	(2,180,890)

	$(68,798,141)	$(37,236,204)

4. Non-Participant-Directed Investments

Information about the significant components of the changes in net assets relating to SSCC common stock and JS Group common stock is as follows:

	Year Ended December 31
	2002	2001
Beginning balance, SSCC Common Stock Fund	$107,448,347	$95,041,264
Contributions	18,298,978	18,208,364
Net appreciation	2,255,073	7,735,407
Forfeitures	(245,783)
Benefits paid to participants	(7,350,164)	(6,060,139)
Net transfers from (to) participant-directed investments and JS Group Common Stock Fund	5,133,196	(7,476,549)

Ending balance, SSCC Common Stock Fund	$125,539,647	$107,448,347

	Year Ended December 31
	2002	2001
Beginning balance, JS Group Common Stock Fund	$13,540,521	$13,011,918
Net appreciation and dividends	1,701,004	1,716,498
Forfeitures	(1,341)	(5,602)
Benefits paid to participants	(587,006)	(1,027,287)
Net transfers to participant-directed investments and SSCC Common Stock Fund	(14,653,178)	(155,006)

Ending balance, JS Group Common Stock Fund	$—	$13,540,521

Smurfit–Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

5. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund, which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2002 and 2001, was $45,957,984 and $48,031,824, respectively. The average yield and crediting interest rates were approximately 5.61% and 6.05% for 2002 and 2001, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Smurfit–Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

8. Plan Merger

During 2001, participants and related accounts from affiliated plans transferred into the plan. The amounts of the transfers are as follows:

2001
St. Laurent Paperboard Hourly Savings Plan	$25,498,274
St. Laurent Packaging Corporation Latta Division 401(k) Plan	3,821,298
Eastern Container Corporation 401(k) Plan	4,428,124
Eastern Container Corporation Profit Sharing Retirement Plan	1,865,300
Smurfit-Stone Container Corporation Hourly Savings Plan	2,278,392
Other transfers from affiliated plans	1,829,931

$39,721,319

Supplemental Schedules

Smurfit-Stone Container Corporation Savings Plan

EIN 36-2659288 Plan #062

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Assets	Cost	Current Value
SSCC Common Stock Fund*	8,157,222 shares of common stock	$122,968,267	$125,539,647
Exxon Mobil Corporation Common Stock Fund	2,017,893 shares of common stock	79,225,067	70,505,181
T. Rowe Price Frozen Fixed Income Fund*	45,957,984 shares of mutual funds	45,957,984	45,957,984
T. Rowe Price Spectrum Income Fund*	768,780 shares of mutual funds	8,133,511	8,272,074
T. Rowe Price New Income Fund*	130,665 shares of mutual fund	1,147,974	1,161,610
T. Rowe Price Equity Income Fund*	4,988,020 shares of mutual fund	116,810,249	98,712,907
T. Rowe Price Personal Strategy Balanced Fund*	3,160,538 shares of mutual fund	47,379,221	42,888,497
T. Rowe Price New Horizons Fund*	1,271,854 shares of mutual fund	27,986,882	21,125,490
T. Rowe Price International Stock Fund*	893,097 shares of mutual fund	9,663,218	7,930,703
Fidelity Contra Fund	264,297 shares of mutual fund	11,191,135	10,201,845
Fidelity Value Fund	256,366 shares of mutual fund	13,229,083	11,892,823
Putnam New Opportunities Fund	513,718 shares of mutual fund	20,368,684	14,605,001
T. Rowe Price Blended Stable Value Fund*	81,583,275 shares of mutual fund	81,583,275	81,583,275
Equity Index Trust (S&P 500)	551,457 shares of mutual fund	16,537,474	13,245,991
T. Rowe Price Personal Strategy Income Fund*	238,985 shares of mutual fund	3,031,561	2,867,826
T. Rowe Price Personal Strategy Growth Fund*	338,675 shares of mutual fund	5,819,869	5,124,154
T. Rowe Price Summit Cash Reserves Fund*	9,300,829 shares of mutual fund	9,300,829	9,300,829
T. Rowe Price Small Capitalization Value Fund*	6,269 shares of mutual fund	137,916	137,534
T. Rowe Price Blue Chip Growth Fund*	2,203,526 shares of mutual fund	62,470,918	48,367,389
Participant loans*	Interest rates range from 4.25% to 10.5%, maturities through 2017	–	9,264,424

		$682,943,117	$628,685,184

*	Parties-in-interest.

Smurfit-Stone Container Corporation Savings Plan

EIN 36-2659288 Plan #062

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (iii) – Series of transactions in excess of 5% of the current value of plan assets
SSCC Common Stock Fund	Common stock	$32,498,033	$—	$32,498,033	$32,498,033	$—
	Common stock	—	16,459,856	15,834,807	16,459,856	625,049

There were no category (i), (ii), or (iv) transactions.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2002 and 2001

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Smurfit-Stone Container Corporation Hourly Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

St. Louis, Missouri

May 16, 2003

1

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$116,962,980	$125,826,562
Guaranteed investment contracts, at contract value	17,750,008	18,843,658
Cash	30,535	—
Employee contribution receivable	253,123	262,499
Employer contribution receivable	19,197	39,410

Net assets available for benefits	$135,015,843	$144,972,129

See accompanying notes.

2

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Contributions:
Employees	$14,953,482	$15,285,567
Employer	3,536,850	3,234,017
Dividend and interest income:
Interest on guaranteed investment contracts	989,250	1,136,921
Investment income	2,419,899	3,003,787

Total additions	21,899,481	22,660,292
Net realized and unrealized depreciation of investments	(21,397,389)	(12,152,471)
Withdrawals by participants	(9,693,917)	(8,381,713)
Net transfer of participants to other plans	(744,461)	(144,793)
Administrative expenses	(20,000)	(17,307)

Net (decrease) increase in net assets available for benefits	(9,956,286)	1,964,008
Net assets available for benefits, beginning of year	144,972,129	143,008,121

Net assets available for benefits, end of year	$135,015,843	$144,972,129

See accompanying notes.

3

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Stone Container Corporation (the Company or SCC) is the plan sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document. During 2001, certain locations adopted an amendment which specifies that the employer contributions be made in the form of cash invested in SSCC common stock. For these locations, effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor contract.

Forfeitures

Forfeitures of non-vested amounts are used to offset future employer contributions. In 2002, approximately $3,900 of forfeitures were used to offset the employer contribution. At December 31, 2002, the Company had approximately $4,200 in forfeitures which will be used to offset future employer contributions.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. The employer matching contributions are invested in the SSCC Company Stock Fund or are invested according to participant direction, as determined by the labor contract.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Termination

Although it has not expressed any intent to do so, the Company reserves the right to discontinue the Plan at any time, subject to the terms of ERISA. If the Plan is terminated, each participant’s account balance will be distributed as directed by the participant or to the named beneficiaries.

5

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Investment Valuation

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is valued based on closing stock prices on national stock exchanges. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

6

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2002	2001
T. Rowe Price Personal Strategy Balanced Fund (1,155,599 and 1,105,251 shares of mutual fund)	$15,681,484	$16,682,311
T. Rowe Price Equity Income Fund (1,438,619 and 1,378,531 shares of mutual fund)	28,470,266	32,602,273
T. Rowe Price Blue Chip Growth Fund (1,374,489 and 1,342,671 shares of mutual fund)	30,170,036	38,897,185
T. Rowe Price Frozen Fixed Income Fund (17,750,008 and 18,843,658 shares of mutual fund)	17,750,008	18,843,658
T. Rowe Price Blended Stable Value Fund (18,415,466 and 12,966,594 shares of mutual fund)	18,451,466	12,966,594
Putnam New Opportunities Fund (191,427 shares of mutual fund)	Less than 5%	7,844,666

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $21,397,389 and $12,152,471, respectively, as follows:

	2002	2001
Mutual funds	$(21,323,871)	$(12,483,533)
Common stock	(73,518)	331,062

	$(21,397,389)	$(12,152,471)

7

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund, which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2002 and 2001, was $17,750,008 and $18,843,658, respectively. The average yield and crediting interest rates were approximately 5.21% and 6.05% for 2002 and 2001, respectively.

5. Non-Participant-Directed Investments

Information about the significant components of the changes in net assets relating to SSCC common stock is as follows:

Year Ended December 31, 2002
Beginning balance, SSCC Common Stock Fund	$4,900,187
Contributions	1,329,948
Net depreciation	(73,518)
Benefits paid to participants	(237,456)
Transfers to participant-directed investments	(499,625)

Ending balance, SSCC Common Stock Fund	$5,419,536

6. Transfer of Plan Assets

Effective December 31, 2000, the Stone Container Corporation General and Pacific Northwest Retirement Plan merged into the Plan. In 2001, approximately $2.1 million of participant accounts was transferred to the Plan in connection with this merger.

8

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

6. Transfer of Plan Assets (continued)

Also during 2001, a total of 141 participants and associated account balances of approximately $2.3 million were transferred to the Smurfit-Stone Container Corporation Savings Plan and Jefferson Smurfit Corporation Hourly Savings Plan.

7. Tax Status

The Plan has applied for but not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The plan sponsor will take all necessary steps to maintain the tax-qualified status of the Plan.

9

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

EIN 36-2041256 Plan #043

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Assets	Cost	Current Value

SSCC Common Stock Fund*	352,147 shares of common stock	$5,480,783	$5,419,536

T. Rowe Price Blended Stable Value Fund*	18,415,466 shares of mutual fund	18,415,466	18,451,466

T. Rowe Price Frozen Fixed Income Fund*	17,750,008 shares of mutual fund	17,750,008	17,750,008

T. Rowe Price International Stock Fund*	44,826 shares of mutual fund	477,458	398,054

T. Rowe Price New Horizons Fund*	141,159 shares of mutual fund	3,058,676	2,344,656

T. Rowe Price Personal Strategy Balanced Fund*	1,155,599 shares of mutual fund	17,282,472	15,681,484

T. Rowe Price Equity Income Fund*	1,438,619 shares of mutual fund	33,587,544	28,470,266

Fidelity Value Fund	27,067 shares of mutual fund	1,379,886	1,255,654

Fidelity Contra Fund	52,426 shares of mutual fund	2,226,917	2,023,630

Putnam New Opportunities Fund	211,101 shares of mutual fund	8,154,478	6,001,613

Equity Index Trust (S&P 500)	72,119 shares of mutual fund	2,160,143	1,732,294

T. Rowe Price Personal Strategy Income Fund*	18,907 shares of mutual fund	236,715	226,884

T. Rowe Price Personal Strategy Growth Fund*	37,209 shares of mutual fund	638,571	562,976

T. Rowe Price Summit Cash Reserves Fund*	3,223,337 shares of mutual fund	3,223,337	3,223,337

T. Rowe Price Spectrum Income Fund*	72,572 shares of mutual fund	767,424	780,876

T. Rowe Price Blue Chip Growth Fund*	1,374,489 shares of mutual fund	38,947,654	30,170,036

T. Rowe Price New Income Fund*	19,623 shares of mutual fund	44,878	45,770

T. Rowe Price Small Capitalization Value Fund*	2,086 shares of mutual fund	172,389	174,448

		$154,004,799	$134,712,988

*	Parties-in-interest.

10

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2002 and 2001

Jefferson Smurfit Corporation

Hourly Savings Plan

Financial Statements and

Supplemental Schedules

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

St. Louis, Missouri

May 16, 2003

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash	$64,653	$—
Investments, at fair value	81,093,550	86,923,103
Employer contribution receivable	53,531	33,889
Employee contribution receivable	340,441	318,941

Net assets available for benefits	$81,552,175	$87,275,933

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Contributions:
Employees	$10,398,234	$10,367,996
Employer	2,324,672	2,233,282
Interest and dividend income	1,555,737	2,302,541

Total additions	14,278,643	14,903,819
Net realized and unrealized depreciation of investments	(11,270,007)	(4,095,267)
Transfers of participant accounts to other plans	(711,691)	(1,613,449)
Withdrawals by participants	(8,005,703)	(5,561,642)
Administrative expenses	(15,000)	(8,397)

Net (decrease) increase in net assets available for benefits	(5,723,758)	3,625,064
Net assets available for benefits, beginning of year	87,275,933	83,650,869

Net assets available for benefits, end of year	$81,552,175	$87,275,933

See accompanying notes.

3

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Jefferson Smurfit Corporation (U.S.) (the Company or JSC (U.S.)) is the Plan’s sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Under current plan provisions, employer contributions may be in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

4

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. During 2002, approximately $21,000 was used to offset the employer contribution. At December 31, 2002, the Company had approximately $3,000 in forfeitures which will be used to offset future employer contributions.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70  1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any directed employee contributions are invested in the SSCC Common Stock Fund. Prior to September 2002, certain employees had a portion of their investment held in shares of Jefferson Smurfit Group, plc (JS Group) common stock.

In September 2002, JS Group distributed to its stockholders substantially all of its 71.6 million shares of SSCC common stock, which represented approximately 29% of the outstanding SSCC common stock. In addition, JS Group went private, necessitating the purchase of all of its outstanding shares. All shares, including those in the Plan, were purchased for $2.15 per share. All proceeds were used to purchase SSCC shares at the date of the transaction.

5

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

6

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2002	2001
SSCC Common Stock Fund (1,132,226 and 1,001,120 shares of common stock)*	$17,424,961	$15,987,891
T. Rowe Price Blue Chip Growth Fund (285,227 and 263,580 shares of mutual fund)	6,260,739	7,635,920
T. Rowe Price Blended Stable Value Fund (12,985,101 and 11,225,609 shares of mutual fund)	12,985,101	11,225,609
T. Rowe Price New Horizons Fund (478,630 and 467,338 shares of mutual fund)	7,950,052	10,575,858
T. Rowe Price Personal Strategy Balanced Fund (502,578 and 516,127 shares of mutual fund)	6,819,989	7,788,357
T. Rowe Price Equity Income Fund (822,117 and 808,756 shares of mutual fund)	16,269,688	19,127,084

*	Non-participant-directed.

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,270,007 and $4,095,267, respectively, as follows:

	2002	2001
Mutual funds	$(11,196,401)	$(5,355,656)
Common stock	(73,606)	1,260,389

	$(11,270,007)	$(4,095,267)

7

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund and the JS Group Common Stock Fund is as follows:

	Year Ended December 31
	2002	2001
Beginning balance, SSCC Common Stock Fund	$15,987,891	$14,304,564
Contributions	2,708,974	2,716,098
Net (depreciation) appreciation	(111,999)	1,183,878
Benefits paid to participants	(882,811)	(583,106)
Net transfers to participant-directed investments or from other SSCC plans	(277,094)	(1,633,543)

Ending balance, SSCC Common Stock Fund	$17,424,961	$15,987,891

	Year Ended December 31
	2002	2001
Beginning balance, JS Group Common Stock Fund	$759,206	$730,859
Net appreciation (depreciation) and dividends	52,904	99,647
Distributions	(30,264)	(38,802)
Transfers to SSCC Common Stock Fund	(781,846)	(32,498)

Ending balance, JS Group Common Stock Fund	$—	$759,206

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

8

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

7. Transfer of Plan Assets

During 2002 and 2001, plan transfers of approximately $1.2 million and $1.6 million relate to the transfer of 33 and 98 participants and their accounts, respectively, to the Smurfit-Stone Container Corporation Savings Plan. During 2002, transfers in from other plans were approximately $484,000.

9

Supplemental Schedules

Jefferson Smurfit Corporation Hourly Savings Plan

EIN 36-2659288 Plan #063

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Investment	Cost	Current Value
SSCC Common Stock Fund*	1,132,226 shares of common stock	$17,463,737	$17,424,961
T. Rowe Price Equity Income Fund*	822,117 shares of mutual fund	19,175,193	16,269,688
T. Rowe Price Personal Strategy Balanced Fund*	502,578 shares of mutual fund	7,520,747	6,819,989
T. Rowe Price New Horizons Fund*	478,630 shares of mutual fund	10,517,525	7,950,052
T. Rowe Price International Stock Fund*	165,058 shares of mutual fund	1,771,567	1,465,715
Fidelity Contra Fund	45,476 shares of mutual fund	1,925,495	1,755,359
Fidelity Value Fund	21,298 shares of mutual fund	1,083,820	988,039
Putnam New Opportunities Fund	100,396 shares of mutual fund	3,917,204	2,854,273
T. Rowe Price Blended Stable Value Fund*	12,985,101 shares of mutual fund	12,985,101	12,985,101
Equity Index Trust (S&P 500)	99,387 shares of mutual fund	2,961,930	2,387,284
T. Rowe Price Personal Strategy Income Fund*	31,212 shares of mutual fund	394,352	374,541
T. Rowe Price Personal Strategy Growth Fund*	64,190 shares of mutual fund	1,098,897	971,195
T. Rowe Price Summit Cash Reserves Fund*	1,462,600 shares of mutual fund	1,462,600	1,462,600
T. Rowe Price Spectrum Income Fund*	97,764 shares of mutual fund	1,032,945	1,051,944
T. Rowe Price Blue Chip Growth Fund*	285,227 shares of mutual fund	7,947,950	6,260,739
T. Rowe Price New Income Fund*	4,557 shares of mutual fund	39,924	40,510
T. Rowe Price Small Capitalization Fund*	1,438 shares of mutual fund	31,153	31,560

		$91,330,140	$81,093,550

*	Parties-in-interest.

10

Jefferson Smurfit Corporation Hourly Savings Plan

EIN 36-2659288 Plan #063

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) – Series of transactions in excess of 5% of the current value of plan assets
SSCC Common Stock Fund	Common stock	$4,133,429	$—	$4,133,429	$4,133,429	$—
	Common stock		2,463,669	2,362,152	2,463,669	101,517

There were no category (i), (ii), or (iv) transactions.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit Packaging Corporation Savings Plan

Years Ended December 31, 2002 and 2001

Smurfit Packaging Corporation Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit Packaging Corporation Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

St. Louis, Missouri

May 16, 2003

1

Smurfit Packaging Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$15,822,690	$20,613,083
Employee contribution receivable	7,883	—
Employer contribution receivable	7,601	27,525

Net assets available for benefits	$15,838,174	$20,640,608

See accompanying notes.

2

Smurfit Packaging Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Contributions:
Employees	$552,251	$1,087,625
Employer	289,642	459,530
Interest and dividend income	420,890	587,640

Total additions	1,262,783	2,134,795
Net realized and unrealized depreciation of investments	(2,176,573)	(1,375,073)
Transfers of participant account to other plans	(72)	(53,297)
Withdrawals by participants	(3,877,410)	(2,728,373)
Administrative expenses	(11,162)	(7,560)

Net decrease in net assets available for benefits	(4,802,434)	(2,029,508)
Net assets available for benefits, beginning of year	20,640,608	22,670,116

Net assets available for benefits, end of year	$15,838,174	$20,640,608

See accompanying notes.

3

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Smurfit Packaging Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Smurfit Packaging LLC (the Company) is the Plan’s sponsor. The Company is a wholly owned subsidiary of Jefferson Smurfit Group plc (JS Group). Prior to September 2002, the Company owned an approximate 29% interest in Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering eligible salaried employees of the Company and its adopting subsidiaries and affiliates other than nonresident aliens, employees covered by a collective bargaining agreement unless specifically included, and leased employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute, on a pretax basis, from 1% to 20% of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis and rollover amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employee contributions and employer match amounts may be invested in mutual funds available through the Plan or SSCC common stock. Prior to November 18, 1998, the Plan held Jefferson Smurfit Corporation (JSC) common stock as an optional investment fund for employee contributions and the required investment fund for matching contributions for employees under age 59 1/2. SSCC was formed when JSC and Stone Container Corporation merged on November 18, 1998, at which date all JSC common stock was exchanged for SSCC common stock. After November 18, 1998, matching contributions are invested in the same manner as participant contributions according to the participant’s direction. All contributions are subject to applicable limitations.

4

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year. Forfeitures of non-vested amounts are used to offset future Company contributions.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. In addition to the fund options, certain employees may have a portion of their plan investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund. Prior to September 2002, certain participants also held shares of JS Group common stock.

In September 2002, JS Group distributed to its stockholders substantially all of its 71.6 million shares of SSCC common stock, which represented approximately 29% of the outstanding SSCC common stock. In addition, JS Group went private, necessitating the purchase of all of its outstanding shares, including those in the Plan, for $2.15 per share. All proceeds were invested according to each participant’s investment direction for elective contributions.

5

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70  1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market price. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

Dividend income is accrued on the ex-dividend date.

6

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

7

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2002	2001
SSCC common stock (96,861 and 112,272 shares of common stock)	$1,490,699	$1,792,984
T. Rowe Price Blended Stable Value Fund (3,268,702 and 2,802,320 shares of mutual fund)	3,268,702	2,802,320
Exxon Mobil Corporation Common Stock Fund (85,821 and 108,701 shares of common stock)	2,998,565	4,271,954
T. Rowe Price Equity Income Fund (132,407 and 143,996 shares of mutual fund)	2,620,335	3,405,509
T. Rowe Price Blue Chip Growth Fund (51,696 and 72,640 shares of mutual fund)	1,134,729	2,104,372
T. Rowe Price New Horizons Fund (51,805 and 62,005 shares of mutual fund)	860,481	1,403,180
T. Rowe Price Personal Strategy Balanced Fund (62,596 shares of mutual fund)	849,431	Less than 5%

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,176,573 and $1,375,073, respectively, as follows:

	2002	2001
Mutual funds	$(1,898,941)	$(1,086,994)
Common stock	(277,632)	(288,079)

	$(2,176,573)	$(1,375,073)

8

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC Common Stock and JS Group Common Stock Funds is as follows:

	Year Ended December 31
	2002	2001
Beginning balance, SSCC Common Stock Fund	$1,792,984	$2,017,136
Contributions	20,958	50,613
Net (depreciation) appreciation	(13,497)	145,042
Benefits paid to participants	(347,089)	(119,732)
Transfers from (to) participant-directed investments and JS Group stock	37,343	(300,075)

Ending balance, SSCC Common Stock Fund	$1,490,699	$1,792,984

	Year Ended December 31
	2002	2001
Beginning balance, JS Group Common Stock Fund	$501,988	$472,164
Net (depreciation) appreciation and dividends	(433,362)	64,898
Forfeitures	(512)	(1,494)
Benefits paid to participants	(30,916)	(32,949)
Transfers to participant-directed investments	(37,198)	(631)

Ending balance, JS Group Common Stock Fund	$—	$501,988

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

6. Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s

9

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

6. Tax Status (continued)

administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

7. Partial Plan Termination

On February 4, 2002, the employment of the employees of the Hayward and Sacramento locations terminated because the facilities were sold. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of February 4, 2002, the date on which the employees were terminated.

On May 28, 2002, the employment of the employees of the Exeter and Jamestown locations (collectively Sequoia Voting Systems, Inc.) terminated because the wholly owned subsidiary was sold in its entirety. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of May 28, 2002, the date on which the employees were terminated.

10

Supplemental Schedule

Smurfit Packaging Corporation Savings Plan

EIN 43-1531057 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Investment	Cost	Current Value
SSCC Common Stock Fund*	96,861 shares of common stock	$3,369,198	$1,490,699
T. Rowe Price Blended Stable Value Fund*	3,268,702 shares of mutual fund	3,268,702	3,268,702
Exxon Mobil Corporation Common Stock Fund	85,821 shares of common stock	3,369,198	2,998,565
T. Rowe Price International Stock Fund*	25,148 shares of mutual fund	271,279	223,313
T. Rowe Price New Horizons Fund*	51,805 shares of mutual fund	1,134,476	860,481
T. Rowe Price Personal Strategy Balanced Fund*	62,596 shares of mutual fund	935,587	849,431
T. Rowe Price Equity Income Fund*	132,407 shares of mutual fund	3,082,875	2,620,335
Fidelity Value Fund	3,717 shares of mutual fund	191,235	172,458
Fidelity Contra Fund	5,301 shares of mutual fund	225,590	204,641
Putnam New Opportunities Fund	14,214 shares of mutual fund	539,260	404,096
Equity Index Trust (S&P 500)	17,474 shares of mutual fund	522,184	419,739
T. Rowe Price Personal Strategy Income Fund*	5,847 shares of mutual fund	73,818	70,167
T. Rowe Price Personal Strategy Growth Fund*	12,998 shares of mutual fund	226,666	196,666
T. Rowe Price Summit Cash Reserves Fund*	295,252 shares of mutual fund	295,252	295,252
T. Rowe Price Spectrum Income Fund*	42,773 shares of mutual fund	452,630	460,235
T. Rowe Price New Income Fund*	2,170 shares of mutual fund	19,121	19,295
T. Rowe Price Blue Chip Growth Fund*	51,696 shares of mutual fund	1,462,649	1,134,729
Various participants	Participant loans, interest rates from 4.25% to 10.25%, maturities through 2016	—	133,886

		$19,439,720	$15,822,690

*	Parties-in-interest.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2002 and 2001

St. Laurent Paperboard Hourly Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

St. Louis, Missouri

May 16, 2003

1

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$17,886,282	$18,267,565
Employee contribution receivable	37,112	41,168
Employer contribution receivable	39,048	36,034

Net assets available for benefits	$17,962,442	$18,344,767

See accompanying notes.

2

St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Contributions:
Employees	$2,530,013	$2,639,146
Employer	453,186	412,910
Interest and dividend income	482,575	623,165

Total additions	3,465,774	3,675,221
Net realized and unrealized depreciation of investments	(2,800,626)	(2,203,974)
Transfer of participant accounts to affiliated plans	(69,075)	(20,878,655)
Withdrawals by participants	(967,373)	(1,301,741)
Administrative expenses	(11,025)	(20,529)

Net decrease in net assets available for benefits	(382,325)	(20,729,678)
Net assets available for benefits, beginning of year	18,344,767	39,074,445

Net assets available for benefits, end of year	$17,962,442	$18,344,767

See accompanying notes.

3

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. (the Company) is the plan sponsor. Since May 31, 2000, the Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company. The Plan was established January 1, 1989 and has been amended and restated in its entirety since that time, most recently on January 1, 2001.

Contributions

Each year, participants may contribute from 1% to 22% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. Certain locations have adopted an amendment which specifies that the Company contributions be made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

4

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. Prior to July 2002, the employer matching contributions and any directed employee contributions were invested in the SSCC Company Stock Fund.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2002, the Company has approximately $45,000 in forfeitures which will be used to offset future employer contributions.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70  1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

5

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants at certain locations, depending on the terms of the collective bargaining agreement, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Transfers

During 2001, participants and related accounts from affiliated plans transferred into (out of) the Plan. The amounts of the transfers are as follows:

2001
Smurfit-Stone Container Corporation Savings Plan	$(25,498,274)
St. Laurent Packaging Corporation Latta Division 401(k) Plan	2,726,342
Eastern Container Corporation 401(k) Plan	1,064,627
Eastern Container Corporation Profit Sharing Retirement Plan	570,476
Other transfers to affiliated plans	258,174

$(20,878,655)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

6

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

7

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2002	2001
T. Rowe Price Blue Chip Growth Fund (81,690 and 70,792 shares of mutual fund)	$1,793,106	$2,050,832
T. Rowe Price Spectrum Income Fund (149,717 and 123,887 shares of mutual fund)	1,610,957	1,313,203
T. Rowe Price Equity Income Fund (192,574 and 185,735 shares of mutual fund)	3,811,041	4,392,643
T. Rowe Price Blended Stable Value Fund (3,410,461 and 3,114,137 shares of mutual fund)	3,410,461	3,114,137
Putnam New Opportunities Fund (79,369 and 81,755 shares of mutual fund)	2,256,453	3,350,314

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,800,626 and $2,203,974, respectively, as follows:

	Year Ended December 31
	2002	2001
Mutual funds	$(2,794,450)	$(2,202,906)
Common stock	(6,176)	(1,068)

	$(2,800,626)	$(2,203,974)

8

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund is as follows:

Year Ended December 31, 2002
Beginning balance, SSCC Common Stock Fund	$61,633
Contributions	439,616
Net depreciation	(6,176)
Benefits paid to participants	(8,546)
Net transfers to participant-directed investments or other SSCC plans	(7,033)

Ending balance, SSCC Common Stock Fund	$479,494

5. Plan Tax Status

The Plan has received a determination letter from the IRS dated October 10, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, participants would become 100% vested in their accounts.

9

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

EIN 54-1850745

Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Assets	Cost	Current Value
SSCC Common Stock Fund*	31,156 shares of common stock	$482,379	$479,494
T. Rowe Price Blended Stable Value Fund*	3,410,461 shares of mutual fund	3,410,461	3,410,461
T. Rowe Price Blue Chip Growth Fund*	81,690 shares of mutual fund	2,279,582	1,793,106
T. Rowe Price International Stock Fund*	52,702 shares of mutual fund	564,800	467,995
T. Rowe Price New Horizons Fund*	31,964 shares of mutual fund	658,381	530,930
T. Rowe Price Personal Strategy Balanced Fund*	29,657 shares of mutual fund	441,627	402,450
T. Rowe Price Equity Income Fund*	192,574 shares of mutual fund	4,494,054	3,811,041
Fidelity Value Fund	11,074 shares of mutual fund	576,752	513,741
Fidelity Contra Fund	9,191 shares of mutual fund	386,815	354,788
Putnam New Opportunities Fund	79,369 shares of mutual fund	3,137,082	2,256,453
Equity Index Trust (S&P 500)	13,344 shares of mutual fund	400,647	320,535
T. Rowe Price Personal Strategy Income Fund*	13,669 shares of mutual fund	172,037	164,026
T. Rowe Price Personal Strategy Growth Fund*	37,348 shares of mutual fund	644,010	565,083
T. Rowe Price Summit Cash Reserves Fund*	863,709 shares of mutual fund	863,709	863,709
T. Rowe Price Spectrum Income Fund*	149,717 shares of mutual fund	1,586,238	1,610,957
T. Rowe Price New Income Fund*	95 shares of mutual fund	837	845
T. Rowe Price Small Capitalization Value Fund*	125 shares of mutual fund	2,822	2,736
Participant loans*	Loans to participants, bearing interest at 4.25% to 10.5%, maturities through 2009	—	337,932

		$20,102,233	$17,886,282

*	Party-in-interest.

10

Exhibit Number	Description
23.1	Consent of Independent Auditors

99.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002